Exhibit 12.2

ChipPac historical
Ratio of earnings to fixed charges

						Six months ended 30
	Fiscal Year Ended December 31,					June,
	1999	2000	2001	2002	2003	2003	2004
Income (loss) before income tax	(5,370)	15,670	(91,158)	(26,855)	(26,781)	(13,126)	5,946

Add
Interest expense, including amortization of debt issuance cost	21,241	39,432	37,214	31,986	30,887	14,890	15,566
Portion of interest expense within operating leases representative of interest factor	1,633	1,767	2,107	1,930	2,320	1,136	1,202

Earnings as adjusted	17,504	56,869	(51,837)	7,061	6,426	2,900	22,714

Fixed charges
Interest expense, including amortization of debt issuance cost	21,241	39,432	37,214	31,986	30,887	14,890	15,566
Portion of interest expense within operating leases representative of interest factor	1,633	1,767	2,107	1,930	2,320	1,136	1,202

	22,874	41,199	39,321	33,916	33,207	16,026	16,768
Ratio of earnings to fixed charges	—	1.4	—	—	—	—	1.4
Deficiency of earnings to cover fixed charges	(5,370)	—	(91,158)	(26,855)	(26,781)	(13,126)	—